UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from ___________ to ___________

Commission File Number 001-35072

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

ATLANTIC COAST BANK EMPLOYEES’ SAVINGS &

PROFIT SHARING PLAN AND TRUST

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ATLANTIC COAST FINANCIAL CORPORATION

4655 Salisbury Road, Suite 110

Jacksonville, Florida 32256

ATLANTIC COAST BANK EMPLOYEES’ SAVINGS &

PROFIT SHARING PLAN AND TRUST

Jacksonville, Florida

FINANCIAL STATEMENTS

December 31, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and Audit Committee

Atlantic Coast Bank Employees’ Savings & Profit Sharing Plan and Trust

Jacksonville, Florida

We have audited the accompanying statement of net assets available for benefits of the Atlantic Coast Bank Employees’ Savings & Profit Sharing Plan and Trust (the Plan) as of December 31, 2016, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s control over financial reporting. Accordingly we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016, and the changes in net assets available for benefits for the year ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2016, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the basic financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Dixon Hughes Goodman LLP

Atlanta, Georgia

June 29, 2017

1

ATLANTIC COAST BANK EMPLOYEES’ SAVINGS &

PROFIT SHARING PLAN AND TRUST

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2016

ASSETS
Company stock fund, at fair value	$1,069,082
Collective trust funds, at net asset value	4,356,839
Fully benefit-responsive investment contracts, at net asset value	34,810
Cash and cash equivalents	765
Receivables:
Employer contributions receivable	17,670
Participants contributions receivable	32
Notes receivable from participants	129,876
Net assets available for benefits	$5,609,074

See accompanying notes to financial statements.

2

ATLANTIC COAST BANK EMPLOYEES’ SAVINGS &

PROFIT SHARING PLAN AND TRUST

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2016

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$597,312
Interest and dividends	29,035
Net investment income	626,347

Interest income on notes receivable from participants	6,531

Contributions:
Employer	393,550
Participants	662,523
Rollovers	1,050
Total contributions	1,057,123

Transfers from Old Plan (Note 1)	5,150,016

Total additions	6,840,017

Deductions from net assets attributed to:
Benefits paid to participants	1,192,758
Administrative expenses	38,185
Total deductions	1,230,943

Net increase in net assets available for benefits	5,609,074
Net assets available for benefits, beginning of year	—
Net assets available for benefits, end of year	$5,609,074

See accompanying notes to financial statements.

3

ATLANTIC COAST BANK EMPLOYEES’ SAVINGS &

PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2016

NOTE 1 – DESCRIPTION OF PLAN

On January 1, 2016, Atlantic Coast Bank (the Employer, the Company, the Bank or the Plan Sponsor) became a Participating Employer in The Wealthy and Wise 401(k) Plan, which is referred to as the Atlantic Coast Bank Employees’ Savings & Profit Sharing Plan and Trust (the Plan). Prior to January 1, 2016, the Company offered a similar 401(k) plan (the Old Plan). All of the assets held by the Old Plan on January 1, 2016, were transferred to the Plan during 2016.

The following description of the Plan is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. A copy of the Plan document is available from the Plan’s administrator.

General: The Plan is a safe harbor defined contribution 401(k) plan for the benefit of substantially all employees of the Bank. The Bank serves as Plan administrator and controls and manages the operation and administration of the Plan. ERISA Wise, LLC serves as the Plan’s trustee (the Trustee). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Eligibility: Employees are eligible to enroll in the Plan after 3 consecutive months of employment. A participant’s entry into the Plan is effective in the calendar month coinciding with or next following the date the employee satisfies the eligibility requirements.

Contributions: Participants can elect to contribute up to 75% of their pretax annual compensation, as defined in the Plan, with a total amount not to exceed the applicable dollar limit established by the Internal Revenue Service each year. Participants who had attained age 50 before the end of the Plan year were eligible to make catch-up contributions. Participants could also contribute amounts representing distributions from other eligible qualified defined benefit or defined contribution plans. The Company provided matching contributions, equal to 100 percent of the first 3 percent of the compensation contributed, plus 50 percent of the next 2 percent of the compensation contributed for the year ended December 31, 2016. Matching contributions are subject to change as determined by the Company’s Board of Directors. On behalf of each eligible participant a discretionary contribution may also be made by the Company. There were no discretionary contributions for 2016.

Participant Accounts: Each participant’s account is credited with the participant’s contribution and any allocations of (a) the Employer’s matching contribution (b) the Plan’s earnings and (c) forfeitures (if applicable). Additionally, each participant’s account may be charged with an allocation of administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting: Under the Plan, participants are immediately vested in their own contributions plus actual earnings thereon, as well as the Employer’s matching and discretionary contributions (if applicable) plus actual earnings thereon. On January 1, 2016, the unvested portion of the Employer’s matching and discretionary contributions plus actual earnings thereon, under the Old Plan, became fully vested.

(continued)

4

ATLANTIC COAST BANK EMPLOYEES’ SAVINGS &

PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2016

NOTE 1 – DESCRIPTION OF PLAN (continued)

Forfeitures: Under the Plan, there are no forfeitures, based on the vesting rules discussed above.

Investment Options: Each participant may direct their contributions into any of the investment options available under the Plan and may choose to allocate and reallocate amounts credited to their accounts among all or any combination of the investment funds. Participants may change the amount they contribute once per quarter. Participants may change the allocation of their contributions to the various investment funds daily.

Notes Receivable from Participants: Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer to (from) the investment account from (to) the Participant Loan account. Loan terms range from 1 to 5 years or up to 15 years for the purchase of a primary residence. Interest rates ranged from 4.25% to 7.00% as of December 31, 2016. The loans are secured by the balance in the participant’s account and bear interest at rates that are comparable to those currently available from commercial institutions for similar loans. The interest rate remains unchanged for the duration of the loan. Principal and interest is paid ratably through bi-weekly payroll deductions.

Payment of Benefits: Participants may withdraw, in the form of lump-sum or installments, all or some of the vested account balance upon termination of employment, attainment of age 59½, death or disability. In the event of death or permanent disability, participants become fully vested.

Expenses: Certain administrative expenses are paid by participants.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The policies and principles that significantly affect the determination of net assets and results of operations are summarized below.

Basis of Accounting: The financial statements of the Plan are prepared under the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (U.S. GAAP).

Use of Estimates: The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Accounting for Uncertainty in Income Taxes: Management evaluated the Plan’s tax positions and concluded that the Plan had maintained its tax exempt status and had taken no uncertain tax positions that require adjustment to the financial statements. Therefore, no provision or liability for income taxes has been included in the financial statements. The Plan is subject to routine audits by taxing jurisdictions.

Payment of Benefits: Benefits are recorded when paid.

(continued)

5

ATLANTIC COAST BANK EMPLOYEES’ SAVINGS &

PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2016

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent Accounting Pronouncement: There have been no recently issued accounting pronouncements during the year ended December 31, 2016 that are expected to have a material effect on the Plan’s financial statements.

Investment Valuation and Income Recognition: The Plan’s investments are reported at fair value, except for fully benefit-responsive investment contracts, which are reported at net asset value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Net asset value is the relevant measure for the portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because net asset value is the amount participants normally would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan’s management determines the valuation policies utilizing information provided by the Trustee.

Employer contributions are accrued in the period in which they become obligations of the Employer, and the amount is determined in accordance with the provisions of the Plan. Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Risks and Uncertainties: The Plan provides for various investment options in collective trust funds, certificate of deposits, and the unitized stock fund of the Employer’s parent company, Atlantic Coast Financial Corporation (ACFC). ACFC is traded on the NASDAQ global market (the Stock Fund). The underlying investment securities are exposed to various risks, such as interest rate, market, liquidity and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits and participants’ individual account balances.

Concentration of Credit Risk: At December 31, 2016 19.1% of the Plan’s net assets available for benefits were invested in ACFC common stock.

Cash and Cash Equivalents: Money market funds are classified as cash and cash equivalents on the statement of net assets available for benefits and are reported at carrying amount.

Notes Receivable from Participants: Participant loans are classified as notes receivable from participants on the statement of net assets available for benefits and are reported at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

(continued)

6

ATLANTIC COAST BANK EMPLOYEES’ SAVINGS &

PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2016

NOTE 3 – FAIR VALUE OF INVESTMENTS

Fair value is the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability. U.S. GAAP establishes a fair value hierarchy which requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities and gives the lowest priority to unobservable inputs. The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The following descriptions of the valuation methods and significant assumptions used by the Plan to estimate the fair values of investments apply to investments held directly by the Plan.

Stock fund: Investments in the Stock Fund are stated at fair value based on market value of the stock as obtained from quoted market prices on a nationally recognized exchange (Level 1).

Collective trust funds: The fair values of participation units held in collective trust funds are based on the net asset values reported by the fund managers as of the financial statement dates and recent transaction prices. The investment objectives and underlying investments of the collective trust funds vary, with some holding diversified portfolios of domestic stocks, international stocks, short-term and/or medium-term corporate, U.S. Government and U.S. Government agency bonds and other debt instruments, mutual funds, repurchase agreements and various other collective investment funds in proportion to the fund’s investment objectives.

(continued)

7

ATLANTIC COAST BANK EMPLOYEES’ SAVINGS &

PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2016

NOTE 3 – FAIR VALUE OF INVESTMENTS (continued)

Collective trust funds - Stable value fund: The fair values of participation units in the stable value collective trust are based upon the net asset values of such fund, after adjustments to reflect all fund investments at fair value, including direct and indirect interests in fully benefit-responsive contracts, as reported in the audited financial statements of the fund. The fund invests in high-quality bonds with short- to intermediate-term maturities, with the objective of providing safety of principal, adequate liquidity and a competitive yield while maintaining low return volatility. The different bonds invest in investment-grade fixed income securities, including U.S. Treasury, U.S. government and agency, corporate, publicly traded mortgage-backed, agency-issued mortgage-backed, commercial mortgage-backed, asset-backed, and Yankee securities, as well as public corporate debt and cash equivalents. The stable value fund contract provides that the trust execute transactions at contract value. The stable value fund issuer guarantees the contract value, which represents contributions, plus interest, less participant-initiated withdrawals or transfers, and that all qualified participant withdrawals will be at contract value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Investments measured at fair value on a recurring basis are summarized below at December 31, 2016:

	Level 1	Total

Investments in the fair value hierarchy:
Company stock fund	$1,069,082	$1,069,082
Total investments in fair value hierarchy	1,069,082	1,069,082

Investments not in the fair value hierarchy (1):
Collective trust funds	—	4,356,839
Stable value fund	—	34,810
Total investments not in fair value hierarchy	—	4,391,649

Total investments	$1,069,082	$5,460,731

(1)	Certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

(continued)

8

ATLANTIC COAST BANK EMPLOYEES’ SAVINGS &

PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2016

NOTE 3 – FAIR VALUE OF INVESTMENTS (continued)

The following table summarizes investments for which fair value is measured using the net asset value per share practical expedient as of December 31, 2016:

	Fair Value	Unfunded Commitment	Redemption Frequency	Redemption Notice Period
Collective trust funds	$4,356,839	$–	Daily	None
Stable value fund	34,810	–	Daily	None
Total	$4,391,649

The Plan’s investment selections are based on a long-term perspective and there are a variety of investments available to the Plan participants. Long-term performance, in large part, is primarily a function of asset class mix. Historically, while interest-generating investments, such as bonds, have the advantage of relative stability of principal value, they provide relatively little opportunity for real long-term capital growth due to their susceptibility to inflation. Equity investments, such as common stocks, have a relatively higher expected return but have the disadvantage of much greater year-by-year volatility of return. From an investment decision-making point of view, this year-by-year variability may be worth the risk but that is at the discretion of the Plan participant. In establishing the investment selections for the Plan, there was consideration for conservative through the aggressive investment profiles and market performance varies substantially.

As of December 31, 2016, the Plan’s diversification of investments was 15% in aggressive allocations, 17% in fixed income and conservative allocations, 30% in equities, and 38% in moderate allocations.

NOTE 4 – PARTY-IN-INTEREST TRANSACTIONS

A party-in-interest is defined under DOL regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. Certain professional fees for the administration of the Plan were paid by the Employer on behalf of the Plan. During 2016, fees of $38,185 were paid by participants to the Trustee, which represent party-in-interest transactions.

Party-in-interest assets held by the Plan at December 31, 2016, include ACFC common stock totaling $1,069,082, and notes receivable from participants totaling $129,876.

At December 31, 2016, the Plan held 157,218 shares of ACFC common stock. There were no dividends received during 2016 from the ACFC common stock.

(continued)

9

ATLANTIC COAST BANK EMPLOYEES’ SAVINGS &

PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2016

NOTE 5 – INCOME TAX STATUS

The Plan is currently maintained on a multiple employer plan (MEP), which submitted a request for a determination letter from the Internal Revenue Service (IRS). The Plan has not received a determination letter from the IRS; however, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Internal Revenue Code (IRC). Additionally, the Plan administrator does not expect the IRS to decline the request for a determination letter and, therefore, the Plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Department of Labor. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions.

NOTE 6 – PLAN TERMINATION

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of the Plan’s termination, participants’ accounts would be distributed in accordance with the Plan document.

NOTE 7 – OTHER MATTERS

The Plan’s management believes that ACFC and the Bank will both continue as a going concern and, therefore, the Plan will continue as a going concern.

10

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2016

Name of Plan Sponsor:	Atlantic Coast Bank
Employer Identification Number:	58-0570960
Three-digit Plan Number:	003

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value

Collective Trust Funds
	Bell Rock Capital, LLC	BRC Balanced Fund	(2)	$925,770
	Bell Rock Capital, LLC	BRC Moderate Fund	(2)	514,263
	Bell Rock Capital, LLC	BRC Conservative Fund	(2)	494,064
	Bell Rock Capital, LLC	BRC Aggressive Fund	(2)	469,490
	The Vanguard Group, Inc.	Target Retirement 2035 Fund Investor Shares	(2)	409,938
	The Vanguard Group, Inc.	Target Retirement 2045 Fund Investor Shares	(2)	322,690
	Bell Rock Capital, LLC	BRC Capital Preservation Fund	(2)	264,886
	The Vanguard Group, Inc.	Target Retirement 2030 Fund Investor Shares	(2)	159,145
	iShares by BlackRock, Inc.	Morningstar Mid-Cap Value ETF	(2)	85,426
	The Vanguard Group, Inc.	Target Retirement 2020 Fund Investor Shares	(2)	81,302
	The Vanguard Group, Inc.	Target Retirement 2025 Fund Investor Shares	(2)	58,838
	SPDR by State Street Bank & Trust Co.	S&P 600 Small Cap Value ETF	(2)	40,750
	iShares by BlackRock, Inc.	Russell 2000 Growth ETF	(2)	40,669
	The Vanguard Group, Inc.	Value Index Fund ETF Shares	(2)	36,689
	Metlife, Inc.	GAC 25554 CL J	(2)	34,810
	The DFA Investment Trust Co.	U.S. Large Cap Value III Portfolio	(2)	30,204
	Guggenheim Partners, LLC	S&P MidCap 400 Pure Gr ETF	(2)	29,015
	iShares by BlackRock, Inc.	Core S&P 500 ETF	(2)	26,584
	SPDR by State Street Bank & Trust Co.	Energy Select Sector SPDR ETF	(2)	26,481
	iShares by BlackRock, Inc.	NASDAQ Biotechnology ETF	(2)	25,195
	iShares by BlackRock, Inc.	Russell Mid-Cap Growth ETF	(2)	23,590
	The Vanguard Group, Inc.	REIT Index Fund ETF Shares	(2)	23,024
	PowerShares by Invesco Ltd.	QQQ	(2)	22,765
	Bell Rock Capital, LLC	BRC Absolute Return Fund	(2)	22,378
	The Vanguard Group, Inc.	Small-Cap Growth Index Fund ETF Shares	(2)	21,510
	The Vanguard Group, Inc.	Target Retirement 2055 Fund Investor Shares	(2)	19,642
	JPMorgan Chase & Co.	Core Plus Bond Fund Class R6	(2)	18,313
	The Vanguard Group, Inc.	Materials Index Fund ETF Shares	(2)	14,607
	iShares by BlackRock, Inc.	U.S. Aerospace & Defense ETF	(2)	14,435
	PowerShares by Invesco Ltd.	Dynamic Pharmaceuticals Portfolio	(2)	13,170
	Guggenheim Partners, LLC	S&P 500 Eq Wt Cons Stapl ETF	(2)	12,462
	SPDR by State Street Bank & Trust Co.	S&P Regional Banking ETF	(2)	12,177
	iShares by BlackRock, Inc.	Core S&P Small-Cap ETF	(2)	10,531
	Lord, Abbett & Co., LLC	Bond Debenture Fund Class I	(2)	9,396
	iShares by BlackRock, Inc.	20+ Year Treasury Bond ETF	(2)	9,353
	The DFA Investment Trust Co.	U.S. Small Cap Portfolio Institutional Class	(2)	9,335
	WisdomTree Investments, Inc.	International SmallCap Dividend Fund	(2)	9,133
	The DFA Investment Trust Co.	Global Equity Portfolio Institutional Class	(2)	8,208
	The Vanguard Group, Inc.	Target Retirement 2040 Fund Investor Shares	(2)	8,176
	SPDR by State Street Bank & Trust Co.	S&P Emerging Asia Pacific ETF	(2)	7,425
	The Vanguard Group, Inc.	Consumer Discretionary Index Fund ETF Shares	(2)	7,327
	iShares by BlackRock, Inc.	1-3 Year Credit Bond ETF	(2)	5,133
	PowerShares by Invesco Ltd.	NASDAQ Internet Portfolio	(2)	3,497
	PowerShares by Invesco Ltd.	Buyback Achievers Portfolio	(2)	3,454

(1)	Denotes party-in-interest.
(2)	Investment is participant-directed, therefore historical cost is not required.

See accompanying report of independent registered public accounting firm.

11

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR) (continued)

December 31, 2016

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value

Collective Trust Funds (continued)
	The Vanguard Group, Inc.	Target Retirement 2050 Fund Investor Shares		2,859
	Pacific Investment Management Company, LLC	Enhanced Short Maturity Active ETF	(2)	1,397
	WisdomTree Investments, Inc.	Europe SmallCap Dividend Fund	(2)	1,311
	iShares by BlackRock, Inc.	MSCI EAFE Small-Cap ETF	(2)	784
	SPDR by State Street Bank & Trust Co.	S&P Oil & Gas Explor & Prodtn ETF	(2)	48
	Total Collective Trust Funds			4,391,649

Common Stock
(1)	Atlantic Coast Financial Corporation	Stock Fund	(2)	1,069,082

Cash and Cash Equivalents
	Mid Atlantic Trust Co.	Bank Deposit Sweep Program	(2)	765

Notes Receivable From Participants
(1)	Notes Receivable From Participants	Interest rates ranging from 4.25% to 7.00%, maturities ranging from 1/13/2017 to 1/31/2025	(2)	129,876
	Total			$5,591,372

(1)	Denotes party-in-interest.
(2)	Investment is participant-directed, therefore historical cost is not required.

See accompanying report of independent registered public accounting firm.

12

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ATLANTIC COAST BANK EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN AND TRUST

Date: June 29, 2017	By:	/s/ Tracy L. Keegan
Tracy L. Keegan
Executive Vice President and Chief Financial Officer
Atlantic Coast Bank

13

INDEX TO EXHIBITS

Incorporation by Reference
Exhibit Number	Exhibit Description	Form	Filing Date	Exhibit Number	SEC File No.	Filed Herewith
23.1	Consent of Dixon Hughes Goodman LLP	—	—	—	—	X

14